Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: March 10, 2022

D-ORBIT S.p.A.

WAR ROOM BUSINESS - INTERVIEW TRANSCRIPT [ENGLISH TRANSLATION]

MARCH 7, 2022

Gianluca Colace, Anchor, War Room Business: Good evening and welcome back to War Room Business. Today we're talking about space and finance, but to better introduce our guest we need to take a step back to 2011. It is a year that marks an important moment for the aerospace industry. In July, the United States, with the last Shuttle mission, closed its human flight program. In the same year, Italy was ready to enter the small circle of nations with access to space. In February 2012, in fact, the first Italian launcher entered into orbit after a perfect launch from the base of Kourou, in French Guiana. So, it's no coincidence that the early 2000s were an inspiration for engineer Rossettini who, in 2011, started D-Orbit, an Italian company that began with a business focused on cleaning up space waste. Now in his sights is a major financial operation. We talk about this and more with Luca Rossettini, who I have the pleasure to have here with me. Good morning and welcome.

Luca Rossettini, Founder and CEO, D-Orbit: Good morning and thank you very much for the invitation, I am very pleased to be here.

Gianluca Colace: Let's start right away and get to the heart of the matter. So the first question is how the idea of D-Orbit was born.

Luca Rossettini: The idea of D-Orbit was born from me a long time before when it was founded, let's say, a few years before, when I found out that I had not been selected in the European astronaut competition. So, after having done all the selection, having prepared all my life, with a lot of pieces of paper and all that was needed, I received the letter "try again, you'll be luckier." It's a pity that in Europe there is only one chance in lifetime to be an astronaut. So, at that point I said "well I've studied a lot, let's try to put it to good use," even for my parents who supported me in this path. I said "I’ll build my own spacecraft." So I went to Silicon Valley, I studied business there thanks to a Fulbright Best scholarship, an extremely successful Italian program, where I met Renato, the other founder of the company. Then we entered NASA and in 2010, we returned. From there, let's say, with much effort, we managed to find an investor and we left.

Gianluca Colace: So, do you want to tell us something about your core business?

Luca Rossettini: Yes, D-Orbit aims to create the first logistics infrastructure in space to connect, for example, Mars, the asteroid belt, the Moon and the Earth, as if they were islands of an archipelago that clearly we will need to transport things and people in the future. We deal with logistics because we kind of take logistics for granted here on Earth. But if we think about it, there would be no business that could function without logistics services. Even those who produce pens need someone to pick them up from the factory, take them to the distributor, and then on to the store, to the stationery store, where we buy them for, let's say, a very low price. In space, this did not exist before us; it did not exist, not because they had not thought about it, but because it was not needed. Space was meant for large satellites, while the commercial market has become a market of small satellites and, moreover, launched in large numbers, so they need to be positioned where they are needed. This is the first branch of our business, so we deal with the last-mile-delivery. We take the satellites, we put them in our satellite that we build here in Italy, which is much larger. Once in orbit, we deliver them as the post office truck would do, right? We bring them exactly where they need to be, saving our customers up to 85% of the time and 40% of the costs of delivering these packages. At the end of this phase, once we have delivered the packages, we still have a fully functional truck in orbit that we use to provide additional services. For example, we help early-stage companies that have extremely innovative technology but that in order to sell it, must demonstrate its operation in orbit. Then we put them onboard the truck and start with a test phase. Among other things, this is having great success, we are even being called by investment funds to introduce us to their, let's say, portfolio companies because in fact they are, let's say, an accelerator of the "go-to-market." The other service that we are building is the in-orbit cloud service. So every time we launch one of these trucks, we add a cloud node and this space cloud will allow us to maximize the use of satellites but also, in the future, to do in-orbit servicing, which is exactly the market that we want to enter with the transaction you mentioned earlier, that of in-orbit servicing, which will also include the removal of satellites at the end of their life when they are no longer needed.

Gianluca Colace: So, your main customers are various, because you can space, pardon the pun, from the private entity to, maybe, even a space agency.

Luca Rossettini: Yes, today we work… let's say: most of our clients are commercial clients of this new market called New Space, but we work a lot with traditional companies, the most well-known in the field, but also with institutions. However, we must remember that although the commercial market is growing exponentially, if we look at the level of investment in the sector today, we are still 1 to 10 compared to public sector investment. So, the public sector still playing a fundamental as an enabler of the commercial market.

Gianluca Colace: And there is still great potential, I understand. How did 2021 close? Can you tell us something about the 2021 budget in terms of turnover?

Luca Rossettini: Yes, well, let's say the turnover... the financial statement is not yet finished, but we are now at the end of the work to be done, so we can confirm that, despite COVID, there will be the growth we expected.

Gianluca Colace: Good! So, you are ready for the big step, this listing on Wall Street through an operation with a SPAC, through this operation that you have planned. Why the choice of a SPAC and not a fund with some other extraordinary operation?

Luca Rossettini: Yes, let's say that in our DNA and in our multi-year plan that we have always had, the listing, and therefore becoming a listed company, has always been our goal. We had started to prepare several years ago, structuring the company in a certain way, and acquiring, then bringing on board, talents who already had experience in this type of, let's say, corporate phase. What has happened is that, at the beginning of last year, we were contacted by several SPACs and banks, merchant banks, which proposed to make the leap now, let's say, to make the leap in this period and, let's say, that becoming a listed company is not only a matter of raising funds, which is clearly an important part, given that we have to enter a new market, but it is also about taking the company to a different level. So it will change the mode of governance, it will also change the mode of impact that we could have on the sector, and it will also allow us to adopt different growth strategies, perhaps a little more difficult for private companies, and all this convinced us to take this step. Then, clearly, there are pros and cons, but let's say, that in this case the advantages greatly outweigh the disadvantages.

Gianluca Colace: The choice of Wall Street was suggested by potential investors or was it your own goal? I don't know, did you evaluate other markets, other lists?

Luca Rossettini: Yes, yes, absolutely, let’s say then, as early as 2018 we were already evaluating a listing; clearly, we were preparing for it, and we were also evaluating the European stock exchanges, including the Italian one and the European one, now they have joined a bit, let's say, it was… it was the chance and the opportunity to be able to have access to the American market, considering that today the American market represents one of the fastest and largest markets in the New Space sector and, moreover, the SPAC that we then selected is presented with a very strong partnership with the Bolden Group, Charles Bolden, former administrator of NASA, has put together this group of professionals from the main American government agencies and, therefore, the union of the two will allow us to have access to a further market. This was a little bit the strong reason. This does not exclude that in the future we could think about a dual listing here in Europe and maybe in Italy.

Gianluca Colace: Ten years of your business, ten years of existence, is there anything you particularly care about in this time frame?

Luca Rossettini: Well, let's say, as you can imagine, that they have not been ten easy years, because when we started this activity, we were basically talking about science fiction. So you can imagine what the reactions of the financial world were, right? We are not only talking about banks, but also about venture investors who said "yes, but today the market does not exist, so why do you think it will?” So it was quite difficult. I must say that the main asset that allowed us to get to today were really the people, the people that we took on board and by the way at the beginning I could only afford to hire new graduates, so we had the great fortune to run into these managers just retired from large companies space, Italian companies, who let's say maybe a bit tired of staying at home, right? They came to us and gave this extra training to my engineers and I must say that these people, today, still lead the main areas of the company. So they are still on board and today we are more or less almost 180, and I must say that without them D-Orbit would not exist.

Gianluca Colace: So, a staff, an important staff. Is there anything you would change, anything you would not have wanted to do in the past, in these ten years that have just passed?

Luca Rossettini: Well, we are the result of the choices we made, so today we are the D-Orbit of today... and let's say the success we are having and, also, the commercial track, is thanks to what we did. If I had to go back, probably, let's say, I would not immediately bring the mentality a little too Silicon Valley here in Italy, in the sense that at the beginning when we made the first pitches, maybe we shot a little too high, talking too much about vision at the beginning was a little bit harmful because we have, I mean they really thought "yes but this is pure science fiction, we do not believe you," big laughs. But, let's say, no one opened the wallet to give us a hand to collect the necessary funding. Here, we need to show something. We in Europe are a bit more concrete, and we have learned this and applied it. You have to build something, sell it, and make sure that what you're building can also do well tomorrow, in the next market you go to. So, this is maybe a safer approach, a European one, but very solid, that doesn't preclude you from really getting to a vision. You just have to communicate it in an appropriate way, and this, in my opinion, is an axis that we have, in Europe and in Italy above all, that can act as a balance instead of the financial capacity that can be found in the United States. So this is maybe the only thing that I would have… we would have been able to go a little bit faster at the beginning. It is also true that we knew when the market would arrive and the market arrived. We were lucky enough to be able to predict the progress of the markets and therefore to be ready when these markets arrived, so the timing was in line with our route.

Gianluca Colace: So, let's say that the stakeholders were not yet mature and ready for a business like yours, and now you are ideally positioned in the middle, in short, maybe in this moment you are a bridge between Europe and the United States, we could also say so.

Luca Rossettini: And, in the future, also for Asia, because this is another advantage we have in Europe in the space sector: we can work both with the West and with the East.

Gianluca Colace: And, in fact, you kind of anticipated the next question that I wanted to ask you: where do you see yourself in another 10 years? In Asia as well? Other than in Asia?

Luca Rossettini: So, yes, let's say, at the level of geographic exposure, since the market, the commercial market, is global, so there are no borders, there are no edges, so from here we can easily manage the global commercial market. As far as institutional markets are concerned, it is still a regional market, so surely there will be an expansion: we have already mentioned North America, Asia and then the Middle East. So these are just the three steps that we are already investigating. As for where we will be in 10 years, in 10 years we will be well beyond what we find in our business plan today, so we will already be talking about recycling in orbit, constructing our vehicles directly in orbit, which, if we think about it, it is quite logical. We do not make ships in the deserts to drag them into the sea, we make them directly in ports, so why do we have to make space vehicles on the ground if we are going to use them in space? Until you get to create that infrastructure of orbital logistics with a lot of, we can call them gas stations, right? Where one can stop for refueling, maybe make a phone call to the girlfriend who stayed at home or to the children on Mars who are studying, to visit them, so this is what we will do in about ten years.

Gianluca Colace: Will man arrive on Mars, then?

Luca Rossettini: Well, certainly yes. The real point is how will we get there, in the sense that there is no doubt that man will get to Mars, but the concept of a colony is very different. So going to Mars to plant a flag is easy. It will cost a lot of money and you will get there, but to make it a stable settlement without a logistics infrastructure will be impossible. So, if we really want to give access to everyone to a new environment where we are moving a bit like what is happening today with airplanes today… almost everyone can afford to take a plane to travel from one city to another, and this has happened thanks to a huge development of the air logistics sector, when we get this in space, it will be possible, not only to see a man on Mars, but to really live there and then to have... someone might think of spending their vacations there.

Gianluca Colace: And this has been a futuristic and fascinating concept that, here too in some way, can be a symbol, a first step of what will be the global space policies, well, in the future. From this point of view, what do you imagine, how do you see the big agencies as they will face the future at the space level? That is, will they really aim to this, to the colonization of Mars, or other satellites, or other… What… what scenario do you imagine?

Luca Rossettini: As I said before, institutions still have a very important role as market enablers, but even more so as regulators. Today, space is a bit like the Wild West, isn't it? In the Wild West, you couldn't kill a person, but if you killed him, well, “don't do it again, okay?” This is the concept. So, there is a need for a strong action by space agencies all over the world, and I must say that the leadership of the United Nations could be important to have a total alignment excluding politics, because otherwise we will not be able to have strong regulations that will allow companies like ours to do their business even better. Today we are talking about "space traffic management" and, therefore, regulating the traffic in orbit, and there is a crazy traffic, today. For every satellite we have in orbit, every day and a half, we receive a collision alarm, so it becomes a real cost and a necessity to solve it. But also, in the future, to regulate the use of space: the first regulations were made in the 70's, when it would have never been thought, at the time, that commercial companies could really enter the space market. Now the situation is different, so they need to be updated and, above all, we need to make sure that there is no usurpation of an asset that should be global and belonging to everyone, so it should be regulated. Can companies use, for example, the Martian soil to create a factory? How? What is the right way to do it? And, above all, I would say: let's not export the terrestrial mentality, right, of saying "today I'm doing this, it creates a problem, someone else will solve it tomorrow." In space, that's not possible because times are so fast. I’ll give you this example, if today one pollutes the river before polluting the sea, years pass. In space, a collision in orbit pollutes immediately in 90 minutes all the neighboring orbits around the Earth. So, we can't afford it and again the role of organizations that must work together, cohesively, at an international level is extremely important. We are giving a hand as we can, together with other companies, to give inputs that can help to make decisions but, clearly, we must work in synergy. The whole ecosystem space, together with the regulators.

Gianluca Colace: That's very interesting. I mean, who will regulate everything? It will be... we'll see, we'll see, we'll see what happens. Look, you guys have the B-Corporation certification. What does that mean? What does it mean?

Luca Rossettini: Yes, D-Orbit was the first company in the world in the space sector to be certified as a B-Corp. And, then, since Italy is the first country in the world after the United States to have enacted a law that allows "for profit" companies to become "for profit - for benefit," we were also, along with seven other companies, all together at the same notary to change the company statute. What is a "for benefit" company? A "for benefit" company is, for all intents and purposes a "for profit" company, whose obvious objective is to bring value and benefit to the shareholders and, therefore, to the shareholders, but with the additional objective of bringing a 360° benefit, not only in terms of services or products sold, but also to the people who work within the company, to society, to the local fabric in which the company lives. This has important impacts. First of all, it allows you to always improve, so the B-Corp certification gives you a guideline, so you know what you can do, what you can afford, taking into account that every action must obviously have a benefit otherwise it becomes charity, and is not the spirit of B-Corp. And then, along this path, it allows you to have an impact. Impact is something that is becoming a competitive advantage for companies. You become an attractor of talent. We have people who come to the company for this, because they believe in our values and believe in this DNA and want to make a contribution, but also give a 360° benefit that clearly then in the medium to long term will come back to you. If you work with schools and schools somehow train people, sooner or later these people will have to go to work and maybe they will remember D-Orbit, so there are a number of aspects for which I believe that in the future, and not very far away, given the exponential growth of companies that are becoming "for benefit." in the very distant future, the "for profit" companies will no longer exist, because all companies will be "for benefit." The competitive advantage it gives, let's say, will erase the classic and simple "for profit" company.

Gianluca Colace: Sure, very clear, very clear and very agreeable what you said. We are closing, in some way you have already talked about it here, space tourism you see it as a concrete reality at this point, it is not just a whim of a few, of a small elite.

Luca Rossettini: No, no, absolutely not. Then, of course, it depends on… there are phases, right? A bit like at the beginning of the ship transportation, then air transportation, at the beginning they were very expensive. Now, in reality, they are absolutely affordable for everyone. So it is clear that at this moment going into space is extremely expensive, so to take… to buy a ticket with Richard Branson to cross the Kármán line to get over 100 km and then experience weightlessness clearly has a cost. Going around the Moon as Elon Musk wants to do has a much higher cost. But it is right here, again, that a logistics and transportation infrastructure like the one we are creating, and, in the future, other companies as well will allow us to bring down these costs considerably to make it possible to travel between Earth and Mars like, today, we are thinking of taking a plane to go to Paris to visit, let's say, our grandchildren who are in school there. So, certainly, it will take time, but the commercial and impact opportunities are so great that it is logical to think that it will happen and also much faster than we think.

Gianluca Colace: In short, a world, a planet Earth, that is becoming too narrow for us and, therefore, for new business and new opportunities we need to go to space. With a positive approach, of course.

Luca Rossettini: Of course! I would add, on the one hand it is true that we human beings maybe have the instinct of explorers, right? So, we always want to push ourselves a step further. On the other hand, space really becomes another environment in which to do business activities of any kind. And the use of space today is so important to the Earth, and satellite services are now so inside our lives and we don't realize it. Eighty percent of the technology that we use today, directly or indirectly, comes from space. If we lost the use of satellites, for example, we would go back generations in terms of technological evolution. We can't really afford it so, when people say "but why invest €1 in space?" First of all, each euro invested has a return ranging from 3 to 11 euros, so certainly a very important return. But then many of the problems that we are facing today on Earth, we start from pollution, natural disasters, but also monitoring of aircraft and ships or even find water under the deserts, and I mentioned just a few. All this is possible only and exclusively through the use of satellite technology. So, now, we are in symbiosis. Space and Earth are becoming one. We simply have to see space as an enlargement of the Earth's sphere into another environment that we begin to use intelligently.

Gianluca Colace: Engineer Rossettini, we are done. Thank you for your availability. I only ask you the last question: do you believe in UFOs?

Luca Rossettini: Look, it is absolutely improbable that there are no other life forms, so it is really logical and there is an almost certainty that there are.

Gianluca Colace: From a statistical point of view, so...

Luca Rossettini: Exactly! Then talking about UFOs, objects that have come in contact with us, I have some doubts about this, because we have been emitting electromagnetic waves for about 70 years, more or less, more or less, so it means that there is a bubble of 70 light years in which we are detectable. So, it takes a lot of luck, finding us earthlings it's kind of like finding a needle in a haystack. I think, I like another theory and so I'm sort of in the middle between the alien coming and studying us and this other theory, is that, though this might be more likely, it could be us from the future that we go back to study us like some historians or paleontologists and, therefore, we also say that if we go to see the drawing on the cliffs of the man with the helmet Quetzalcoatl who is sitting on a sort of scooter with rocket nozzles, it seems very much our technology. Therefore, it could be that it is us who have learned to manage time a little better and, therefore, to go back to study us. I don't know which of the two theories is right, maybe neither, but I like to think that we are definitely not alone in this universe.

Gianluca Colace: Definitely. Well, thank you. Thank you for this pleasant chat and the appointment is for next Monday with War Room Business, goodbye.

Luca Rossettini: Thank you, it has been a pleasure.